China Technology Files Its Annual Report on Form 20-F

HONG KONG – June 26, 2009 — China Technology Development Group Corporation (NASDAQ: CTDC; “CTDC” or the “Company”), a provider of solar energy products and solutions in China focusing on a-Si thin film technology, today announced that the Company has filed its Annual Report on Form 20-F for the year ended December 31, 2008 with the United States Securities and Exchange Commission. The Annual Report on Form 20-F can be accessed on the investor relations section of the Company’s website at http://www.chinactdc.com.

The Company will provide a hard copy of its Annual Report on Form 20-F, free of charge, to its shareholders upon request. Requests should be directed to the Company’s Investor Relations department at ir@chinactdc.com.

About CTDC:
CTDC is a provider of solar energy products and solutions in China focusing on a-Si thin-film technology. CTDC’s ultimate principal shareholder is China Merchants Group (http://www.cmhk.com), one of the biggest state-owned conglomerates in China.

For more information, please visit our website at http://www.chinactdc.com.

Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2008 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Enquiry:
Company Contact
Selina Xing
PR/IR Department
Tel: +852 3112 8461 +86 755 2669 8709
Email: ir@chinactdc.com